SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of September 2012

List of Exhibits:

1.	News Release entitled, “CNH Appoints New CFO”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going

Michael P. Going
Senior Vice President, General Counsel and Secretary

September 17, 2012

FOR IMMEDIATE RELEASE

For more information contact:

Corporate Communications	+1 (630) 887-3823
Investor Relations	+1 (630) 887-3745

CNH Appoints New CFO

BURR RIDGE, IL — (September 17, 2012) — CNH Global N.V. (NYSE: CNH), a global leader in the agricultural and construction equipment businesses, today announced that Chief Financial Officer (CFO), Camillo Rossotto, will resign on December 31, 2012, to pursue other interests. Following the Company’s internal succession plans, Pablo Di Si will become CFO of CNH, effective January 1, 2013.

Pablo is currently the Chief Financial Officer and Head of Business Development for CNH’s sister company Fiat Automobiles Latin America (FIASA). Prior to his assignment in Fiat Automobiles, Pablo was the Chief Accounting Officer and Head of Commercial Control for CNH Latin America.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.